10 April 2002
Steel Release Number: 07/02


ASX PERPETUAL APPOINTED TO MANAGE BHP STEEL SHARE REGISTRY


BHP Steel Limited today announced the appointment of ASX Perpetual to manage its share registry following its demerger from BHP Billiton and public listing. ASX Perpetual has also been appointed to administer the upcoming demerger and will help manage the distribution and processing of key demerger documents to BHP Billiton Limited shareholders.

BHP Steel is expected to be Australia's largest publicly listed manufacturer and a major Australian exporter, with a widely held and diverse share register containing a blend of institutional and retail investors.

Commenting on the appointment, BHP Steel President & CEO Kirby Adams said: "We are delighted to welcome ASX Perpetual as our partner for the de-merger and subsequent public listing of BHP Steel."

"Based on their proven track record and established credentials, we are confident that ASX Perpetual will provide excellent service to BHP Steel and its shareholders, and prove to be a reliable strategic partner.

"We look forward to welcoming BHP Billiton shareholders to BHP Steel's share register, as well as many new shareholders, as we continue to build our company to be the region's leading steel solutions provider,"
Mr Adams said.

BHP Steel's de-merger from BHP Billiton remains on schedule for the middle of this calendar year, subject to regulatory and shareholder approvals.

BHP Steel is Australasia's largest producer of raw and semi-finished flat steel products and a leader in coated and painted steel products.
The Company's main customers are in the building and construction, packaging, automotive, manufacturing and resources industries.
Its premium brands are outright market leaders in Australia and New Zealand and have a strong presence in Asia. They include COLORBOND(R) pre-painted steel, ZINCALUME(R) zinc/aluminium coated steel and LYSAGHT(R).

The Company operates steelworks in Australia and New Zealand, and has a 50 per cent interest in the North Star BHP Steel joint venture in Ohio, USA. BHP Steel has a network of rolling, coating and painting steel manufacturing plants, and in-market processing and building products centres throughout Australia, New Zealand, Asia and the Pacific Islands.

For further information about BHP Steel go to: www.bhpsteel.com.au


Contact:


May Goh
Corporate Affairs
BHP Steel
Tel: +61 3 9609 2079
Mob: +61 (0)402 015 900

Michael Buzzard
Media Relations
BHP Billiton
Tel: +61 3 9609 3709
mob: +61 (0)417 914 103


BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 600 Bourke Street Melbourne Victoria 3000
Telephone +61 3 9609 3333 Facsimile +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: 1-3 Strand London WC2N 5HA United Kingdom
Telephone +44 20 7747 3800 Facsimile +44 20 7747 3900

A member of the BHP Billiton group which is headquartered in Australia